As filed with the Securities and Exchange Commission on March 31, 2008 Registration No. 333-134552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

POST EFFECTIVE AMENDMENT NO. 1 TO FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

------------------------

PEACE ARCH ENTERTAINMENT GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	N/A
(State or Other Jurisdiction of Organization)	(IRS Employer Identification #)

1867 YONGE STREET, SUITE 650

TORONTO, ONTARIO, M4S 1Y5, CANADA

 (Address of principal executive offices)

SHARE OPTION PLAN (AMENDED AS OF FEBRUARY 8, 2006)

(Full Title of the Plan)

NATIONAL REGISTERED AGENTS, INC.

1090 VERMONT AVENUE, NW, STE. 910

WASHINGTON, D.C. 20005

(Name, address and telephone number of agent for service)

with copy to:

JOHN M. IINO, ESQ.

REED SMITH LLP

355 S. GRAND AVENUE, SUITE 2900

Los Angeles, California 90071

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one)

Large acceleration filer	☒	Accelerated filer	☒
Non-Accelerated filer	[X]	Smaller reporting company	☒

(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post Effective Amendment No. 1 to Peace Arch Entertainment Group Inc.’s (the “Registrant”) Registration Statement on Form S-8 (Registration No. 333-134552) is made for the sole purpose of including the consent of PricewaterhouseCoopers LLP, the Registrant’s independent auditors, as filed as Exhibit 23.3, hereto.

Item 8.

Exhibits.

Exhibit
Number	Description
23.3	Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post Effective Amendment No. 1 to the Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, on March 31, 2008.

Peace Arch Entertainment Group Inc.

By:

/s/ Mara Di Pasquale

Mara Di Pasquale, Chief Financial Officer

(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Juliet Jones	Director	March 31, 2008
Juliet Jones
/s/ Mara Di Pasquale	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2008
Mara Di Pasquale
/s/ Jeffrey Sagansky	Director, Chief Executive Officer (Principal Executive Officer)	March 31, 2008
Jeffrey Sagansky
/s/ Robert Essery	Director	March 31, 2008
Robert Essery
/s/ Ian Fodie	Director	March 31, 2008
Ian Fodie
/s/ Drew Craig	Director	March __, 2008
Drew Craig
/s/ Richard Watson	Director	March 31, 2008
Richard Watson
/s/ John Flock	Director, Chief Operating Officer, President	March 31, 2008
John Flock

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 has been signed below by the undersigned, the registrant's duly authorized representative in the United States, on the 31st day of March, 2008.

Peace Arch LA, Inc.

By:

/s/ John Flock

John Flock, President

INDEX TO EXHIBITS

Exhibit
Number	Description
23.3	Consent of PricewaterhouseCoopers LLP